UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Conyers Park Acquisition Corp.

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.0001

(Title of Class of Securities)

212894208

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☐   Rule 13d-1(c)

☒   Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 212894208
1.	Names of Reporting Persons Conyers Park Sponsor LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 9,962,500(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 9,962,500(1)(2)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,962,500(1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 19.8%(1)(2)(3)
12.	Type of Reporting Person (See Instructions) OO

(1)	See Item 4. Conyers Park Sponsor LLC (the “Reporting Person”) owns 9,962,500 shares of the Issuer’s Class B Common Stock, which are automatically convertible into shares of the Issuer’s Class A Common Stock at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-212133).
(2)	Excludes 6,700,000 shares which may be purchased by exercising warrants that are not presently exercisable.
(3)	Based on 40,250,000 shares of Class A Common Stock and 10,062,500 shares of Class B Common Stock that are outstanding as of November 14, 2016 as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2016.

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Item 1(a).	Name of Issuer

Conyers Park Acquisition Corp. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

3 Greenwich Office Park, 2nd Floor Greenwich, CT 06831

Item 2(a).	Names of Persons Filing

Conyers Park Sponsor LLC (the “Reporting Person”)

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

3 Greenwich Office Park, 2nd Floor Greenwich, CT 06831

Item 2(c).	Citizenship

Delaware

Item 2(d).	Title of Class of Securities

Class A Common Stock, $0.0001 par value per share.

Item 2(e).	CUSIP Number

212894208

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) Investment company registered under Section 8 of the Investment Company Act.

☐	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

☐	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐	(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

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Item 4.

Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

As of December 31, 2016, the Reporting Person may be deemed to beneficially own 9,962,500 shares of the Issuer’s Class B Common Stock, representing 19.8% of the total Class A and Class B Common Stock issued and outstanding. The Class B Common Stock is automatically convertible into the Issuer’s Class A Common Stock at the time of the Issuer’s initial business combination on a one-for-one basis, subject to adjustment, as more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-212133). The percentage of Class B Common Stock held by the Reporting Persons is based upon the 40,250,000 shares of Class A Common Stock and 10,062,500 shares of Class B Common Stock that are outstanding as of November 14, 2016 as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2016.

The Reporting Person is controlled by a board of managers, consisting of five individuals, and a majority of the board of managers is required to make voting and dispositive decisions regarding the Issuer’s securities.  As such, none of the members of the board of managers of the Reporting Person is deemed to be a beneficial owner of the Issuer’s Class B Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: January 24, 2017

CONYERS PARK SPONSOR LLC, a Delaware limited liability company

By:	/s/ Brian K. Ratzan
Name:	Brian K. Ratzan
Title:	Member

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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